Filed by Alps Electric Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated April 26, 2018

April 26, 2018
To all parties concerned
Company name:	Alps Electric Co., Ltd.
Representative:	Toshihiro Kuriyama Representative Director and President
(Code: 6770, TSE 1st Section)
Inquiries to:	Junji Kobayashi, Senior Manager, Corporate Planning Office TEL +81-3-5499-8026 (IR Direct)

Announcement Regarding the Candidates for the Directors under the Holding Company Structure

As announced in the press release dated July 27, 2017 titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)”, Alps Electric Co., Ltd. (“Alps Electric”) and Alpine Electronics, Inc. (“Alpine” and, together with Alps Electric, the “Companies”) decided to implement the business integration (the “Business Integration”) that involves the reorganization into a holding company structure through certain transactions such as a share exchange (the “Share Exchange”) in which Alps Electric will become the wholly owning parent company and Alpine will become a wholly owned subsidiary.  After that, as announced in the press release dated February 27, 2018 titled “Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company (Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Cancellation of the Company Split of Alps Electric Co., Ltd., Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” (the “Press Release Announcing the Change of the Transaction Structure”), the Companies decided to change the management structure following the Business Integration from a pure holding company structure to an operating holding company structure, introduce an in-house company system and, on the condition that the Share Exchange will have taken effect, partially amend the articles of incorporation of Alps Electric, including changing its company name to “ALPS ALPINE CO., LTD.”  With respect to “(3) Appointment of Directors” witin “B. Details of the Business Integration, 2. Structure of the Business Integration and Change of the Company Name,” which was left undertermined in the Press Release Announcing the Change of the Transaction Structure, Alps Electric resolved at its board of directors of meeting held today that it would submit a proposal regarding the following candidates for its directors at the 85th ordinary general meeting of shareholders scheduled to be held in late June 2018, and hereby announces as follws (Note 2) (Note 3) (Note 4).

In the Press Release Announcing the Change of the Transaction Structure, it was announced that the number of directors of Alps Electric (which is to be renamed “ALPS ALPINE CO., LTD.” on and after the reorganization date) on the reorganization date (scheduled to be January 1, 2019) will be eleven (including six directors who are audit and supervisory committee members, of whom four are outside directors).  However, in order to further enhance the corporate governance framework of Alps Electric, it is planned that one outside director be added and, as a result, the number of directors is expected to be twelve (including six directors who are audit and supervisory committee members, and five outside directors including the director who also serves as an audit and supervisory committee member).

Candidates for directors (◎ indicates outside directors)
Representative Director		Toshihiro Kuriyama	Representative Director and President of Alps Electric (Present)
Representative Director		Nobuhiko Komeya	Representative Director and President of Alpine (Present)
Director		Takashi Kimoto	Senior Managing Director of Alps Electric (Present)
Director		Koichi Endo	Managing Director of Alpine (Present)
Director		Yoichiro Kega	Director of Alps Electric (Present)
Director	◎	Satoshi Kinoshita	President and CEO of Tungaloy Corporation (Present)
Director (Audit and Supervisory Committee Member)		Junichi Umehara	Director of Alps Electric (Present)
Director (Audit and Supervisory Committee Member)		Shinji Maeda	Senior Executive of Alpine (Present)
Director (Audit and Supervisory Committee Member)	◎	Takashi Iida	Attorney-at-law (Kowa Law Office) Director (Audit and Supervisory Committee Member) of Alps Electric (Present)
Director (Audit and Supervisory Committee Member)	◎	Satoko Hasegawa	Attorney-at-law (STW & Partners) Director and Member of Audit and Supervisory Committee of Alpine (Present)
Director (Audit and Supervisory Committee Member)	◎	Kazuya Nakaya	Executive Advisor, Healthcare Business Headquarters of Konica Minolta, Inc. (Present)
Director (Audit and Supervisory Committee Member)	◎	Yoko Toyoshi	Certified Public Accountant Partner of Deloitte Touche Tohmatsu LLC (Present)

Note 1:	On the condition that the Share Exchange will have taken effect, subject to the approval of the extraordinary general meeting of shareholders of Alpine scheduled to be held in mid-December 2018.
Note 2:	The details of the corporate officer system which was announced on February 27, 2018 will be disclosed as soon as they are determined through the discussions between the Companies.
Note 3:
For the “changes to officers” of Alps Electric during the period between the day of the 85th ordinary general meeting of shareholders of Alps Electric scheduled to be held in late June 2018 and the day before the reorganization date (scheduled to be December 31, 2018), please see “Consolidated Financial Results for the Fiscal Year Ended March 31, 2018” disclosed today (Japanese only).

Note 4:	For the “change of representative director”of Alps Electric, please see “Announcement Regarding the Change of Representative Director” disclosed today.

Alps Electric may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible Share Exchange with Alpine.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Companies, the Share Exchange and related matters.  U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager,
Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager,
Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as the Companies not being able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.